Exhibit 21.1

Subsidiaries of First Interstate BancSystem, Inc.

State of Incorporation or
Subsidiary	Jurisdiction of Organization	Business Name

First Interstate Bank	Montana	First Interstate Bank

First Interstate Bank	Wyoming	First Interstate Bank

Commerce Financial, Inc.	Montana	Commerce Financial, Inc.

FIB Capital Trust	Delaware	FIB Capital Trust

i_Tech Corporation	Montana	i_Tech Corporation